UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky T itle: Investor Relations Officer

3Q04

Consolidated Information and Results

Third Quarter 2004

(Unaudited)

Rio de Janeiro, October 28, 2004.

TNL Participações Ex-Treasury Shares (Thousand): 381,628 TNLP3: R$ 35.46 TNLP4: R$ 37.65 TNE: US$ 13.23/ADR (09/30/2004)	Telemar Norte Leste Ex-Treasury Shares (Thousand): 240,592 TMAR3 ON: R$ 42.00 TMAR5 PNA: R$ 50.50 TMAR6 PNB: R$ 39.20 (09/30/2004)	TELE NORTE LESTE PARTICIPAÇÕES S.A. www.telemar.com.br/ir

Contents

1.	Highlights of the Quarter
2.	Operating Performance Review
2.1	Customer Base
2.2	Wireline and Broadband
2.3	Wireless
2.4	Contact Center
3.	Consolidated Results
3.1	Revenues
3.1.1	Wireline
3.1.2	Wireless
3.1.3	Contact Center
3.1.4	Revenue Breakdown
3.2	Operating Costs and Expenses
3.3	EBITDA
3.4	Depreciation / Amortization
3.5	EBIT
3.6	Financial Results
3.7	Net Income
4.	Debt
5.	Capital Expenditures
6.	Cash Flow
7	Main Events of the Quarter
8	Outlook 2004
9	Consolidated Income Statements
10	Balance Sheets
11	Main Loans
12	Scheduled Events

1.    Highlights of the Quarter

Our customer base increased by 758 thousand clients in the quarter, to reach 21.4 million:

Wireline: 15.2 million lines in service (+0.2% qoq)
Wireless: 5.7 million subscribers (+12.7%)
Velox (ADSL): 429 thousand subscribers (+24.3%)

Net revenues amounted to R$ 4,084 million, up 7.5% from 2Q04 and 8.3% from 3Q03. Average revenue per user (ARPU) in the quarter was equal to R$ 79 for wireline and R$ 23 for wireless services.

Consolidated EBITDA totaled R$ 1,714 million, up 11.0% from 2Q04, while the consolidated margin stood at 42.0% (2Q04 - 40.7%). Year to date, EBITDA totals R$ 4,939 million (+6.3% compared to the same period of 2003), with a 42.7% margin.

Net financial expenses totaled R$ 418 million for the quarter (8.7% lower than 2Q04 figures).

Net income for the quarter amounted to R$ 159 million, or R$ 0.42 per share (US$ 0.14 per ADR). For the nine-month period ended September 30, 2004, net income totaled R$ 458 million, compared to a R$ 301 million loss for the same period of the previous year.

Capital expenditures (capex) totaled R$ 599 million, equal to 14.7% of net revenues, amounting to

R$ 1,134 million on a year-to-date basis (9.8% of net revenues).

Free cash flow after capex amounted to R$ 828 million, reaching R$ 3,097 million for the nine-month period ended September 30, 2004 (24.5% increase on the same period of 2003).

At the end of September/04, net debt was equal to R$ 7,000 million (1.1x our 12-month EBITDA), decreasing by 4.8% and 19.1% from the position at the end of June/04 and Sep/03, respectively.

During the quarter, TNL and TMAR made expenditures under the Share Buyback Program of R$ 188 million. For the year through 09/30/04, repurchases have totaled R$ 209 million, representing 15.6% of the total shares (TNL/TMAR) allocated under the program.

2. Operating Performance Review

2.1 Customer Base

At the end of the quarter, Telemar had 21.395 million customers, including 15.226 million fixed-line, 5.740 million mobile and 429 thousand broadband (ADSL) customers.

In comparison with 3Q03, the Company grew in all segments, with net additions of 3.325 million clients over the past 12 months, as follows: wireless – 2.891 million (+101.5%), broadband subscribers – 283 thousand (+193.8%), and wireline – 151 thousand (+1.0%).

Chart 1- Customer Base (million)

Velox (ADSL) Mobile Fixed

2.2 Wireline and Broadband

The installed plant remained virtually unchanged from the previous quarter and comprised 17.348 million lines, of which 15.226 million are in service (+0.2% during the quarter), including 662 thousand public telephones. The utilization rate was 87.8% and the digitalization rate of the network was 99.0%.

During 3Q04, 779 thousand lines were activated, while 772 thousand were disconnected, with net additions of 27 thousand lines in the period. The wireline plant in service grew by 1.0% on Sep/03. The average plant comprised 15.210 million lines (+1.5% on 3Q03).

Chart 2- Fixed Lines in Service (thousand)

ADSL (Velox) activations maintained the strong growth rate seen in recent quarters, reaching 429 thousand subscribers at the end of 3Q04 (+24.3% qoq), with net additions of 84 thousand customers in the quarter and 212 thousand and year-to-date.

At the end of 3Q04, the Velox customer base accounted for 2.8% of the total fixed lines in service (2.3% in 2Q04 and 1.0% in 3Q03).

Chart 3 – ADSL Subscribers (thousand)

2.3 Wireless

At the end of 3Q04, Oi had 5.740 million customers, with an estimated market share of 22.1% in its region, reflecting a growth of 12.7% qoq and 101.5% yoy.

During the quarter, 1.127 million handsets were sold to our dealers (773 thousand in 2Q04), while 941 thousand subscribers were activated and 294 thousand were disconnected. This leads to a net addition of 647 thousand subscribers in the quarter (2Q04 – 685 thousand), 13.1% of which were under postpaid plans. Oi represented for 35.1% of the net additions in its operating region in the 3Q04.

Chart 4 – Oi: Total Subscribers (thousand), and Market Share (%)

The 294 thousand disconnections represent a churn rate of 5.4% for the quarter, compared to 6.2% in 2Q04.

The customer mix at the end of the period comprised 85.5% customers under prepaid and 14.5% under postpaid plans. The average base for the quarter included 5,416 thousand customers (+14.0% compared to the 2Q04).

Chart 5 – Oi: Average Subscribers (th) and Churn Rate (%)

2.4 Contact Center

At the end of the quarter, Contax had 15,952 attendant positions (PA’s), growing by 7.2% and 43.2% on Jun/04 and Sep/03, respectively, as shown in the chart below.

Chart 6 – Contax: Performance of Attendant Positions

3. Consolidated Results

3.1 Revenues

Consolidated gross revenues for 3Q04 totaled R$ 5,673 million, up by R$ 358 million (6.7%) on 2Q04, primarily due to local, long-distance and public telephone service tariff increases in the 3Q04, in addition to the continuing growth seen in the data transmission and wireless services.

In comparison with 3Q03, gross revenues increased by R$ 521 million (10.1%), driven by the growth in wireless, long-distance and data transmission services, in addition to the previously mentioned tariff increase.

Consolidated net revenues amounted to R$ 4,084 million, growing by 7.5% and 8.3% on 2Q04 and 3Q03, respectively. Year to date, net revenues totaled R$ 11,571 million, a 12.0% increase on the same period of the prior year.

The main changes in gross revenues are shown below:

**Table 1 - Gross Revenue**

| R$ Mn | 3Q03 | 2Q04 | 3Q04 | Change % QoQ | Change % YoY | 9M03 | % | 9M04 | % | Chg. % |
|---|---|---|---|---|---|---|---|---|---|---|
| **Wireline** | **4,765** | **4,753** | **5,007** | 5% | 5% | **13,235** | **100%** | **14,502** | **100%** | **10%** |
| Local (ex - VC1) | 2,199 | 2,092 | 2,267 | 8% | 3% | 5,952 | 45% | 6,455 | 45% | 8% |
| Local Fixed-to-Mobile (VC1) | 733 | 692 | 695 | 0% | -5% | 2,189 | 17% | 2,062 | 14% | -6% |
| Long Distance (ex - VC2/3) | 635 | 721 | 749 | 4% | 18% | 1,668 | 13% | 2,174 | 15% | 30% |
| LD Fixed-to-Mobile (VC2/3) | 140 | 168 | 167 | -1% | 20% | 454 | 3% | 516 | 4% | 14% |
| Network Usage | 367 | 295 | 279 | -5% | -24% | 1,020 | 8% | 880 | 6% | -14% |
| Data | 305 | 373 | 405 | 9% | 33% | 865 | 7% | 1,142 | 8% | 32% |
| Public Phones | 210 | 235 | 266 | 13% | 27% | 600 | 5% | 740 | 5% | 23% |
| Additional Services | 114 | 121 | 124 | 3% | 9% | 305 | 2% | 362 | 2% | 19% |
| Other | 62 | 57 | 55 | -3% | -11% | 182 | 1% | 171 | 1% | -6% |
| | | | | | | | | | | |
| **Wireless** | **364** | **493** | **589** | 19% | 62% | **875** | **100%** | **1,454** | **100%** | **66%** |
| **Services** | **201** | **316** | **358** | 13% | 78% | **512** | **59%** | **950** | **65%** | **86%** |
| Subscription | 54 | 81 | 88 | 8% | 63% | 129 | 15% | 242 | 17% | 88% |
| Outgoing Calls | 78 | 129 | 155 | 20% | 98% | 188 | 22% | 397 | 27% | 111% |
| Domestic/Inter. Roaming | 14 | 23 | 26 | 16% | 83% | 39 | 4% | 77 | 5% | 96% |
| Network Usage | 43 | 56 | 59 | 6% | 38% | 130 | 15% | 160 | 11% | 23% |
| Other SMP Services | 12 | 27 | 30 | 11% | 160% | 25 | 3% | 74 | 5% | 194% |
| **Handset Sales** | **163** | **178** | **231** | 30% | 42% | **363** | **41%** | **504** | **35%** | **39%** |
| | | | | | | | | | | |
| **Total Gross Revenue** | **5,152** | **5,316** | **5,673** | 7% | 10% | **14,175** | **100%** | **16,134** | **100%** | **14%** |
| Wireline | 4,765 | 4,753 | 5,007 | 5% | 5% | 13,235 | 93% | 14,502 | 90% | 10% |
| Wireless | 364 | 493 | 589 | 19% | 62% | 875 | 6% | 1,454 | 9% | 66% |
| Contact Center | 24 | 69 | 78 | 13% | 228% | 65 | 0% | 178 | 1% | 172% |
| | | | | | | | | | | |
| **Consolidated Net Revenue** | **3,770** | **3,798** | **4,084** | 8% | 8% | **10,332** | - | **11,571** | - | **12%** |

3.1.1 Wireline

Gross revenues from wireline services increased by 5.3% on the previous quarter, basically as a result of the tariff adjustment in the period and the expansion in data services. Excluding the tariff effect, real growth would have been of approximately 1.2% quarter over quarter.

The 5.1% increase in comparison with 3Q03 was mainly due to the expansion in data, long distance and public telephone services.

Local

• Local fixed-to-fixed (monthly subscription, pulse, installation fee): gross revenues from local services increased by 8.4% on 2Q04, chiefly due to the tariff adjustment of the local basket, in Jul/04 (6.9%) and in Sep/04 (4.4%). Compared to 3Q03, local revenues grew by 3.1% due to increased subscription fees.

Revenues from Monthly subscriptions amounted to R$ 1,524 million in 3Q04, surpassing the revenues for 2Q04 and 3Q03 by 7.5% and 6.2%, respectively due to the tariff increases in 3Q04.

Revenue from Pulses reached R$ 702 million, an 11.8% increase on 2Q04. In addition to the rate adjustments, traffic increased by 3.7% during the quarter compared to 2Q04. Compared to 3Q03, these revenues declined by 1.2%, driven by decreased traffic (-8.9%), partly due to the migration of internet users (dial-up connection) to broadband access (ADSL), where the customer base increased by 283 thousand in the period.

• Local fixed-to-mobile calls (VC1): these revenues totaled R$ 695 million in the period, in line with the previous quarter. When compared to 3Q03, the 5.2% reduction stemmed from the decrease in traffic (-9.9%) due to the migration to mobile-to-mobile calls, partially offset by the rate increase in Feb/04.

Long-distance

• Long-distance - Intra and inter-regional, international: The 3.8% increase was mainly due to the tariff adjustment in the 3Q04. In spite of the increasing competition in the long-distance market (SMP and new entrants), the Company has been able to deliver traffic increases in all segments, except for the intra-state segment, where regulatory changes reduced the number of local areas and resulted in migration from LD to local.

In relation to 3Q03, the 17.8% growth (R$ 113 million) was driven by long-distance revenues from wireless phones, which accounted for R$ 70 million of the changes for the period.

For the nine-month period ended September 2004, revenues increased by 30.3% on the same period of the previous year, mainly due to market share gains in long distance calls originated in Region I.

• Fixed-to-mobile calls (VC 2/3): revenues remained stable in comparison with the previous quarter. Compared to 3Q03, revenues were up 19.5%, chiefly due to the increased traffic in the period (17.6%), as well as the tariff adjustment in Feb/04.

Remuneration for network usage: decreased by 5.2% (R$ 15 million) quarter-on-quarter, as a result of the rate reduction implemented in the quarter, due to the application of the productivity factor (2004 - 20%), over the readjustment index (IGP-DI).

Compared to 3Q03, these revenues declined by 23.9%, mostly because of our increased share in the long-distance market, the new points of presence of other telecommunication companies in Region I, as well as, the previously mentioned tariff decrease.

Data transmission services: these revenues increased by 8.5% (R$ 32 million) on 2Q04, as a result of the continuing sales growth of ADSL services (R$ 20 million), and higher revenues from leased lines – EILD (R$ 13 million).

Compared to 3Q03, revenues from data services continued to improve significantly (+32.8%, R$ 100 million), driven by the 217.3% increase in sales of ADSL (R$ 72 million), as well as package switching and frame relay services (R$ 21 million). Revenues from ADSL services (Velox) accounted for 26.0% of the data transmission revenues for the quarter.

Public telephones (PT): these revenues increased by 13.4% on the previous quarter, due to the rate adjustment and higher phone card sales. Compared to 3Q03, the 26.7% increase in PT revenues arose from the increased sales of phone cards and higher use of the “31” dialing code for long distance calls.

3.1.2 Wireless

Gross revenues from wireless services amounted to R$ 589 million, growing by 19.4% (R$ 95 million) compared to 2Q04, chiefly due to the increased handset sales (R$ 53 million) and the growth in service revenues (R$ 42 million).

Consolidated revenues from remuneration for the use of the wireless network, totaling R$ 59 million – after elimination of R$ 128 million relating to TMAR – which was 6.1% above 2Q04 levels.

In comparison with 3Q03, consolidated wireless revenues increased by 61.8%. Service revenues grew by 78.2%, while the average customer base expanded by 113.1%, reflecting the change in the method used for network usage remuneration between wireless operators (“bill & keep”) and in the customer mix during the period (prepaid and postpaid customer bases grew by 127.0% and 56.6%, respectively). Revenues from the resale of handsets increased 41.7% in the period.

Gross revenues from Oi’s mobile services amounted to R$ 717 million in the quarter. Gross service revenues (excluding resale of handsets) amounted to R$ 486 million, 10.6% higher than in the 2Q04, compared to growth of 14.0% in the average customer base. The average revenue per user (ARPU) reached R$ 22.90, down 4.2% from the previous quarter (R$ 23.90). The decrease in ARPU for the quarter is related to a reduction in interconnection revenues (and costs) arising from the migration of Telemig and Tele Norte Celular to SMP, the adoption of the “bill & keep” method of payment, and the relative stability of revenues from fixed-to-mobile interconnections, in spite of the strong growth in the average customer base.

Revenues from data wireless services totaled R$ 27 million (+17.4% qoq), equal to 5.6% of Oi’s service revenues during 3Q04.

Net revenues from the resale of 1.127 million handsets (+45.8% qoq) amounted to R$ 172 million (+29.7% on 2Q04). The atypical growth in the volume of handsets sold during the quarter, particularly in Sep/04, stems from a number of our dealers, who placed higher orders in anticipation of the year-end selling season. Handset sales are contractually recognized upon title transfer to the dealers.

3.1.3 Contact Center

During the 3Q04, Contax posted gross revenues of R$ 188 million, increasing by 6.6% and 58.0% on 2Q04 and 3Q03, respectively. Compared to the prior quarter, the growth is chiefly due to the increased operations of new clients. Compared to the same period of the previous year, nearly 78.7% of the R$ 69 million increase was due to the acquisition of new customers, such as Orbitall, Tecban, Losango and Banco BMG.

During the first nine months of 2004, Contax posted gross revenues of R$ 500 million, 63.4% above the amount earned in the same period of the previous year. Considering only clients ex-Telemar group, revenues were 171.7% higher than in the same period of 2003.

3.1.4 Revenue Breakdown

The chart below depicts changes in the breakdown of consolidated gross revenues for 3Q04 compared to the same period of last year. Once again, increases were seen in the share of wireless services, to 10.4% (from 7.1% in 3Q03), long-distance, to 16.1% (from 15.0% in 3Q03) and data, to 7.1% (from 5.9% in 3Q03), and a relative drop in local wireline fixed-to-fixed services to 40.0% (from 42.7% in 3Q03) and fixed-to-mobile services (VC1) to 12.2% (14.2% in 3Q03) and network usage, to 4.9% (from 7.1% in 3Q03).

Chart 7 – Change in the Breakdown of Gross Revenues

F-M: Fixed-to-mobile calls (VC1)

* Wireline: includes installation, subscription fee, and traffic (pulses)

** Includes: public telephones, value added services, advanced voice revenue, contact center and others.

3.2 Operating Costs and Expenses

Operating costs and expenses (ex-depreciation and amortization) grew by 5.1% (R$ 116 million) on 2Q04. The increase of handsets sales during the quarter accounted for R$ 58 million of the increase, while higher interconnection costs represented another R$ 29 million.

When compared to 3Q03, the growth was 12.9% (R$ 271 million), primarily due to the increased costs of third-party services (R$ 81 million) – in particular sales commissions and plant maintenance - mobile handsets (R$ 68 million), provisions for contingencies (R$ 55 million) and personnel (R$ 43 million).

• Interconnection: costs increased by 4.7% (R$ 29 million) on 2Q04, chiefly due to the increased traffic in the long-distance market, on account of wireless-originated long distance calls, and inter-regional calls. Interconnection costs were equal to 27.5% of total operating costs and expenses in 3Q04 (2Q04 – 27.6%; 3Q03 - 30.3%).

Compared to 3Q03, the increase was 2.5%, where the mobile interconnection tariff adjustment implemented in Feb/04 was largely offset by the reduction in fixed-to-mobile traffic (9.9%).

• Personnel: expenses grew by 2.6% (R$ 7 million) on 2Q04, primarily as a result of the increase in Contax’s staff (7.1%), in line with the expansion in the number of attendant positions (PA’s) for the period (7.2%). The employee/PA ratio at Contax remained stable, compared to the previous quarter (2.1x).

The 18.3% increase in personnel expenses (R$ 43 million), relative to the 3Q03, was mainly due to the expansion in contact center services, with a R$ 41 million impact in the period, as the number of Contax employees increased 32.0%. On the other hand, the increased synergies between the wireline and wireless operations (TMAR/Oi) provided for a 7.5% reduction in the staff of these companies, in spite of the strong growth in the customer base during the period.

• Handset costs and Other (COGS): increased by 26.1% compared to 2Q04. The volume of handset sales, however, grew by 45.8% in the period, reflecting lower subsidies in 3Q04.

Compared with 3Q03, the cost increase amounted to 32.1%, also as a result of the expansion in handset sales (44.9%).

• Third-party Services: increased by 1.2% quarter-on-quarter (R$ 7 million), driven by higher costs with advisory and legal counsel services (R$ 8 million). Compared to 3Q03, the increase was 15.5% (R$ 81 million), chiefly on account of higher spending with sales commissions (R$ 25 million), plant maintenance (R$ 24 million) and mailing and collection expenses (R$ 13 million).

• Marketing expenses: grew by 6.4% and 17.9% on 2Q04 and 3Q03, respectively. Expenses with media, promotions and events in connection with wireline product/services, such as ASDL and long distance, were the main culprits for this change in both periods under review.

•Provisions for doubtful accounts - PDA: increased by R$ 8 million (5.9%) on the 3Q04, accounting for 2.5% of consolidated gross revenues for the quarter (2Q04 – 2.5%; 3Q03 – 3.1%).

At Oi, PDA levels for the quarter represented 1.6% of gross revenues (2Q04 – 2.3%), while at TMAR (fixed line) PDA was equal to 2.6% of gross revenues (2Q04 – 2.5%).

In the first nine months of 2004, consolidated PDA was 2.8% compared to 3.2% in the same period of last year.

•Other operating expenses (revenues): net expenses decreased by R$ 2 million relative to the previous quarter, due to the larger bonuses and discounts achieved (R$ 11 million) and a recovery of expenses (R$ 21 million), which compensated for the higher provisions for contingencies (R$ 13 million) and tax expenses (R$ 9 million).

3.3 EBITDA

Consolidated EBITDA amounted to R$ 1,714 million, with a margin of 42.0% (2Q04 – 40.7%; 3Q03 - 44.3%).

Chart 8 – Consolidated EBITDA (R$ million) and Margin (%)

• TMAR’s consolidated EBITDA was R$ 1,675 million (+12.3%% and +2.5% on 2Q04 and 3Q03, respectively). EBITDA margin for the period stood at 41.7%, versus 39.9% in 2Q04.

• Oi’s EBITDA was a negative R$ 15 million, with a -2.4% margin (2Q04 - R$ 18 million and 3.3% margin). The 3Q04 result was impacted by a non-recurring charge of R$ 24 million in connection with PDA for prior periods for long-distance services outside Region I (fixed line). In the absence of this change, EBITDA would have reached R$ 9 million (a 1.5% margin). The lower margin in comparison with 2Q04 is explained by the increase in handset sales, and related costs, which impacted EBITDA margin by 2.0 percentage points.

• Contax’s EBITDA for the quarter amounted to R$ 12 million, with a 7.1% margin (2Q04 – 10.0%; 3Q03 – 13.2%). The reduction was due to costs incurred from new contracts implemented, as well as a one-off expense (“abono”) negotiated with the respective labor union for Contax’s employees.

3.4 Depreciation / Amortization

Depreciation and amortization charges totaled R$ 885 million, decreasing by 0.2% and 3.2% on 2Q04 and 3Q03, respectively. Year to date, the expenses amounted to R$ 2,673 million, down 6.0% from the same period of 2003, as shown in the following table:

3.5 EBIT

Earnings before net financial expenses and taxes (EBIT) reached R$ 824 million for the quarter, up 24.2% and 7.0% from 2Q04 and 3Q03, respectively. The increased EBITDA and reduced depreciation charges for the quarter were the main drivers behind the improvement.

Year to date, EBIT stands at R$ 2,270 million, growing by 22.4% on 9M03, primarily due to the decline in depreciation and amortization charges. It should be pointed out that during the same period, EBITDA increased by 6.3%.

Chart 9 – EBIT (R$ million)

3.6 Financial Results

Net financial expenses amounted to R$ 418 million in 3Q04, down R$ 40 million from 2Q04, as a result of revenues of R$ 180 million and expenses of R$ 598 million, as detailed below:

Financial Revenues grew by R$ 19 million on the previous quarter, due to the higher average balance of cash and short term investments (+9.2%).

Financial Expenses declined by R$ 21 million on the prior quarter. The main items are as follows:

(i) Interest on loans and financing basically in line with the previous quarter (+ R$ 2 million).

(ii) Exchange results on loans and financing with net reduction of R$ 46 million in the quarter, arising from:

(a) Monetary variation revenues of R$ 655 million, due to exchange variation revenue on foreign currency debt (R$ 674 million), brought about by the 8% appreciation of the Real in the quarter, - against expenses of R$ 490 million in the 2Q04, when the Real devaluated by 6.8% - besides monetary variation expenses of R$ 19 million (in line with 2Q04);

(b) Exchange rate swap results of R$ 799 million, arising from expenses of R$ 539 million from exchange variations in 3Q04, as a result of the above mentioned appreciation of the Real compared to revenues of R$ 598 million in the 2Q04 and interest expenses based on local interest rates (CDI), amounting to R$ 260 million (2Q04 - R$ 279 million).

(iii) Other financial expenses increased by R$ 23 million compared to 2Q04, mainly due to higher bank charges, interest on taxes, monetary restatements and other expenses (R$ 74 million), partly offset by a reduction in taxes and contributions on financial income (R$ 51 million).

3.7 Net Income

Net income for the quarter amounted to R$ 159 million (compared to R$ 78 million in 2Q04 and a loss of R$ 24 million in 3Q03), equivalent to earnings of R$ 0.42 per share (2Q04 - R$ 0.20), and approximately US$ 0.14 per ADR, excluding shares held in treasury.

Year to date, consolidated net income totals R$ 458 million – compared to a loss of R$ 301 million in the same period of 2003 – equivalent to an EPS of R$1.20.

4. Debt

Consolidated gross debt totaled R$ 11,863 million at the end of the quarter (-2.8% qoq), of which 70% is denominated in foreign currencies. The consolidated position of cash and cash equivalents reached R$ 4,863 million.

It should be pointed out that, since the beginning of the current Share Buyback Program (Jun/04), treasury stock acquired amounted to R$ 209 million, of which R$ 188 million during 3Q04.

At the end of the quarter, cash and equivalents exceeded short-term debt by 70.8%.

Consolidated net debt reached R$ 7,000 million at the end of the quarter, down R$ 355 million from 2Q04 (4.8%) and R$ 1,655 million from 3Q03, representing a 19.1% reduction in the period.

At the end of 3Q04, local currency loans amounted to R$ 3,563 million (30% of the total indebtedness), comprising R$ 2,113 million due to BNDES, at an average cost of TJLP + 4.4% p.a. and R$ 1,271 million related to non-convertible debentures, bearing interest at CDI + 0.7% p.a., maturing in 2006.

Foreign currency loans, in the amount of R$ 8,300 million – including swap results of R$ 996 million – bear interest at contractual average rates of 5.3% p.a. for transactions in U.S. dollars, 1.5% p.a. fixed for transactions in Japanese yen, and 10.9% p.a. for a basket of currencies (BNDES). Approximately 73.8% of the original foreign currency loans were subject to floating interest rates.

Of the total foreign currency debt, approximately 95% had some kind of hedge, being 78.5% in foreign exchange swap transactions (87% of which contracted through final maturity of the related debts), and 16.5% in financial investments linked to exchange variations.

Under the exchange swap transactions, exposure to foreign currency fluctuations is transferred to local interest rates (CDI). The average cost of swap transactions, at the end of the quarter, was equal to 100.4% of the CDI rate (average CDI for 3Q04 was 15.8%).

During 3Q04, total funds raised amounted to R$ 644 million. TMAR obtained R$ 244 million in funds from a bank syndicate arranged by ABN Amro Bank, for the wireless capex program. Oi signed an eight-year loan agreement with BNDES, in the amount of R$ 663 million, bearing interest at TJLP + 4.5% p.a., to finance its capex program for 2003/2005. During the quarter, R$ 400 million was drawn under this line.

Amortization in the quarter totaled R$ 1,263 million (2Q04 - R$ 684 million), of which R$ 909 million relate to principal repayments (2Q04 - R$ 377 million) and R$ 354 million refer to cash interest expenses (2Q04 - R$ 307 million).

At the end of the quarter, the amount of loans owed by TMAR to TNL was R$ 1,205 million, down 19.8% from the end of 2Q04.

5. Capital Expenditures

During the quarter, Capex totaled R$ 599 million, of which R$ 369 million was allocated to the wireline and R$ 209 million to the wireless business.

Year to date, Capex amounts to R$ 1,134 million, representing 9.8% of consolidated net revenues (9M03 – 7.5%).

6. Cash Flow

The consolidated cash flow from operations for the quarter amounted to R$ 1,428 million (2Q04 - R$ 1,897 million). Free cash flow after Capex totaled R$ 828 million (compared to R$ 1,560 million in 2Q04 and R$ 1,423 million in 3Q03).

The negative variation in working capital quarter-over-quarter, of R$ 441 million, is due to several factors, including:

a) Change in accounts receivable (R$ 154 million), as a result of the gross revenue increase in 3Q04;

b) Deferred and recoverable taxes (R$ 155 million) - Income tax and social contribution prepayments amounted to R$ 48 million in 3Q04, while in 2Q04 the Company availed itself of ICMS (value-added tax) credits of R$ 70 million;

c) Other Assets (R$ 104 million) – This refers basically to an extraordinary revenue of R$ 107 million, in 2Q04, arising from the non-exercise of a call option on BCP.

Additionally, the Company disbursed R$ 188 million in 3Q04, amounting R$209 million up to 9/30/04, with respect to the Share Buyback Program.

During the first nine months of the year, the consolidated cash flow after Capex reached R$ 3,097 million, compared with R$ 2,487 million in the same period of the prior year (+24.5%).

**Table 9 - Cash Flow**

| R$ Mn | 3Q03 | 2Q04 | 3Q04 | 9M03 | 9M04 |
|---|---|---|---|---|---|
| **(i) Cash Flow from operating activities** | **1,710.2** | **1,897.0** | **1,427.7** | **3,263.7** | **4,236.3** |
| Net income (Loss) for the year | (23.6) | 78.3 | 159.3 | (301.4) | 458.0 |
| Minority interest in results of operations | (5.6) | 27.3 | 51.9 | 35.3 | 123.5 |
| Adjustments to reconcile net income (loss) to net cash: | 1,638.8 | 1,558.2 | 1,424.4 | 4,944.8 | 4,371.7 |
| Interest and monetary variation on loans and financings | 506.8 | 504.7 | 278.5 | 1,519.3 | 1,149.6 |
| Depreciation/Amortization | 913.9 | 887.3 | 884.9 | 2,844.0 | 2,672.7 |
| Contingency Provisions | 245.8 | 160.5 | 226.4 | 530.1 | 492.8 |
| Other | (27.8) | 5.8 | 34.7 | 51.4 | 56.6 |
| Change in Working Capital | 100.6 | 233.1 | (208.0) | (1,415.0) | (717.0) |
| **(ii) Cash flow from investing activities** | **(287.0)** | **(337.3)** | **(599.4)** | **(776.4)** | **(1,139.6)** |
| **Cash Flow after investing activities** | **1,423.2** | **1,559.8** | **828.3** | **2,487.3** | **3,096.7** |
| **(iii) Cash flow from financing activities** | (800.7) | (307.0) | (618.8) | (1,034.1) | (1,456.4) |
| **Cash Flow after financing activities** | **622.5** | **1,252.7** | **209.4** | **1,453.2** | **1,640.3** |
| Payment of Dividends and Interest on Capital | - | (3.3) | (3.6) | (554.0) | (893.1) |
| Buyback Program | - | (21.6) | (187.8) | - | (209.5) |
| **Increase (decrease) in cash and banks** | **622.5** | **1,227.8** | **18.0** | **899.2** | **537.8** |
| Cash and banks at the beginning of the period | 1,789.5 | 3,617.4 | 4,845.3 | 1,789.5 | 4,325.5 |
| Cash and banks at the end of the period | 2,411.9 | 4,845.3 | 4,863.3 | 2,411.9 | 4,863.3 |

7. Main Events of the Quarter

Telemar’s IR Team ranks first in Latin America Telecom industry

The 2004 Institutional Investor survey selected Telemar’s Investor Relations (IR) team as the best in its ranking of the Telecom sector in Latin America, based on the opinions of both buy-side and sell-side professionals at the largest banks/brokers covering the industry. In this survey, our team ranked fourth in 2002 and second in 2003.

This recognition reinforces the commitment of Telemar’s IR Team to fair disclosure practices based in quality, availability, swiftness and accuracy of information provided by the Company to analysts, investors and other members of the investment community.

Tariff adjustment

In accordance with a decision by the Supreme Court, the application of IGP-DI index was reinstated to adjust tariffs as of June/2003, with the difference being applied in two installments against the tariffs on 6/30/2004.

The difference amounted to 8.7% for the local basket and 10.9% for long-distance services. On 9/1/2004, the Company applied the first installment on the adjustment, of 4.4% for the local basket and 5.1% for long-distance tariffs. The second installment will be applied on 11/1/2004.

For more details, please access:

http://www.telemar.com.br/docs/tariffs_sept_2004.pdf

 TNL and TMAR Share Buyback Program

As part of TNL and TMAR share buyback program authorized for one year commencing 6/8/2004, the following quantity of shares were acquired through the close of 3Q04:

Shares acquisitions made up to the end of September/04 valuing R$ 209 million were done pursuant to liquidity conditions and price opportunity in the various share classes. At the end of 3Q04, Tele Norte Leste Participações and Telemar Norte Leste shares included:

For more details, please access:

http://www.telemar.com.br/docs/TNE_buyback_020604.pdf

Distribution of Interest on Capital (IOC) of Telemar Norte Leste (TMAR)

On 9/27/2004, the executive board of TMAR authorized the appropriation of Interest on Capital (IOC) in the amount of R$ 220 million, to be applied to mandatory dividends to be declared for fiscal year 2004.

For more information, please access:

http://www.telemar.com.br/docs/TNE_IOC_280104.pdf

http://www.telemar.com.br/docs/2004_09_27_TMAR_JCP.pdf

http://www.telemar.com.br/docs/TMAR_JCP_280604.pdf

http://www.telemar.com.br/docs/JCP_TMAR_280104.pdf

Shares traded under unit quotations (reverse stock split)

Effective 8/30/2004, TNL and TMAR shares are traded on a per unit basis. As of that same date, each Tele Norte Leste ADR (TNE) is represented by one preferred share.

For more details, please access:

http://www.telemar.com.br/docs/rslipt2004.pdf

Auction of fractional shares arising from share grouping

On 10/14/2004, lots of fractional shares arising from the share grouping process (reverse stock split), approved by TNL and TMAR shareholders at the special shareholders’ meetings held on 5/24/2004 and 5/13/2004, respectively, were auctioned on the São Paulo Stock Exchange.

The number of shares auctioned and the related percentage of the total number of each share type/class were as follows:

The proceeds of the shares auctioned were made available to the respective shareholders as of October 26, 2004.

For more details, please access:

http://www.telemar.com.br/docs/shares_auction.pdf

Telemar reinstates term for PNB share conversion

On 10/18/2004, the Board of Telemar Norte Leste (TMAR) approved the reinstatement of the period for conversion of preferred “B” shares (TMAR6) into preferred “A” shares (TMAR5), at the ratio of one PNA to each PNB held.

The conversion term began on October 20 and will last till November 19, 2004.

 BNDES approves Oi financing

A direct financing from BNDES in the amount of R$ 663 million was approved for Oi on 8/2/2004, to finance its Capex program 2003/2005. The transaction has an eight-year term, including a 1.5 year grace period, bearing interest of TJLP plus 4.5% per year.

For more details, please access:

http://www.telemar.com.br/docs/Oi_BNDES_loan_2004.pdf

Telemar leads the long-distance market

Anatel disclosed traffic data for June 2004, showing that Telemar leads the national long-distance market, with a 26.6% market share in total Long Distance traffic in Brazil.

Oi expands GPRS coverage to its entire region

Oi announced that by December 2004 its entire network will be on GPRS, i.e. supporting high speed data transmission. At present, the service is available in the state of Rio de Janeiro and in six capital cities of states within the region.

The reason behind this expansion is the growth in data traffic, in particular as a result of “Mundo Oi”, a video download service. Today, approximately 100 thousand video downloads are carried out on a monthly basis by 200 thousand users whose mobile phones support the service.

“Oi Empresa Parceira”: 50% discount for the corporate market

Oi developed “Oi Empresa Parceira”, a service designed to meet the needs of corporate clients, allowing the choice from a combination of 5 or 10 numbers, whether fixed line or mobile, of any telecom company, for conversations with a 50% discount anytime during the day.

Two service types are offered: Oi Empresa Parceira 5 (R$ 6.90 per month per line), and Oi Empresa Parceira 10 (R$ 9.90 per line).

Oi plan combines pre and postpaid

Oi launched the “Oi Controle” plan, allowing users to control their telephony spending by paying a monthly fee of R$ 37.90. If the customers use up the monthly allowance, they can use credits with no change in the tariff billed, i.e. R$0.95 per minute in local calls, 36% below prepaid calls in Rio de Janeiro. These credits have no expiration date, as long as the customer pays his/her bills on a timely basis.

8. Outlook 2004

We present below our current targets for operating and financial results for full year 2004, which were revised in light of the results of 3Q04.

*To this amount should be included the disbursement throughout the year regarding the Buyback Program by the treasury of the Company.

9. Consolidated Income Statements - (TNL CONSOLIDATED)

INCOME STATEMENT - TMAR CONSOLIDATED*

INCOME STATEMENT TNL-PCS (Oi)

10. Balance Sheets

TNL CONSOLIDATED BALANCE SHEET

CONSOLIDATED BALANCE SHEET - TMAR *

* Includes the effects of Oi's acquisition (Apr/03).

Balance SHEET TNL-PCS (Oi)

*Advancement for Future Capital Increase

11. Main Loans

R$ '000 - 9/30/04

	Date	Currency	Costs	Maturity	Amortization	Outstanding Balance
BNDES	Dec/00	R$	TJLP + 4.40% p.a.	Jan/08	Monthly	1,360,042
	Dec/03	R$	TJLP + 4.50% p.a.	Jan/11	Monthly	352,100
	Dec/00	Currency Basket	Floating Interest Rate + 4.40% p.a.	Jan/08	Monthly	502,466
	Dec/03	Currency Basket	Floating Interest Rate + 4.50% p.a.	Jan/11	Monthly	82,686
	Sep/04	R$	TJLP + 4.50% p.a.	Oct/12	Quarterly in the shortage period and monthly after Apr/06	400,898
					BNDES	**2,698,192**
Sindicated Loans*	Aug/01	US$	LIBOR + 5.5% p.a.	Aug/09	Quarterly	**1,982,271**
JBIC	Aug/01	Yen	1.65% p.a.	Jan/10	Semi-annually	670,422
	Jan/03	Yen	Japonese LIBOR + 1.25% p.a.	Jan/11	Semi-annually	631,516
					JBIC	**1,301,938**
Debentures	Jul/01	R$	CDI+0.7%	Jun/06	"Bullet"	**1,270,607**
Senior Notes	Dec/03	US$	8 % p.a.	Aug/13	"Bullet"	**879,795**
KFW	Feb/03	US$	LIBOR + 0.75% p.a	Aug/12	Semi-annually	186,930
	Jun/00	US$	8.75% up to 11.87% p.a.	Oct/09	Semi-annually	277,281
	Jun/02	US$	LIBOR+0.8% up to 4.5% p.a.	Jan/11	Semi-annually	205,301
					KFW	**669,512**
ABN AMRO	Dec/00	US$	LIBOR + 5%a.a	May/06	Semi-annually	121,946
	Jan/04	US$	LIBOR+3% up to 4.83% p.a.	Apr/09	Semi-annually	174,421
					ABN AMRO	**296,367**
FINNVERA	Feb/03	US$	LIBOR + 1.1% p.a	Feb/12	Semi-annually	**430,409**
Swap Results						**996,536**
Other						**1,337,346**
Total						**11,862,973**

* Lead by ABN AMRO (mainly Oi)

12. Scheduled Events

A slide presentation will be available on our website one hour before the call, at the following link: http://www.telemar.com.br/docs/confcall3Q04.ppt

TNL – Relações com Investidores (IR Team) (invest@telemar.com.br) 55(21) 3131-1314/1313/1315/1317/1316 Carlos Lacerda / Sara / Jose Carlos / André / Carolina	Global Consulting Group Kevin Kirkeby (kkirkeby@hfgcg.com) 1(646) 284-9416

Visit our website (www.telemar.com.br/ir)

Disclaimer

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. This report contains non-audited results which may differ from the final audited ones.